June 9, 2025

David Burton
President and CEO
Jefferson Capital, Inc.
600 South Highway 169, Suite 1575
Minneapolis, MN 55426

       Re: Jefferson Capital, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 23, 2025
           File No. 333-287488
Dear David Burton:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 19, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Portfolio Purchasing, page 74

1. We note your response to prior comment 3 and your revised disclosures related to nonperforming, semi-performing and performing loans and your statement that regardless of whether the portfolio consists of performing, semi-performing or non-
       performing loans, all still can be purchased credit deteriorated (PCD) loans. We also note your response to prior comment 6 that you determined the Conn's portfolio purchase represented one collective pool with similar risk characteristics for your assessment of PCD assets. Considering your disclosure on pages 18 and 134 that you plan to expand performing or semi-performing loan purchases in the United States, please tell us and/or revise as appropriate to address the following:
 June 9, 2025
Page 2

           Please clarify how you considered the guidance in ASC 326-20-30 in determining
       that the Conn   s nonperforming, semi-performing, and performing loans
had similar
       risk characteristics at the date of acquisition.
           Please quantify the recorded amounts at the date of acquisition for each of the three loan portfolios.
           Please clarify how you determined that the 46.8% of loans acquired
in the Conn   s
       portfolio purchase, for which the borrower   s ability to make scheduled
interest or
       principal payments was not in doubt, experienced a
more-than-insignificant
       deterioration in credit quality since origination at the time of acquisition.
           Please quantify the portion of the 46.8% of loans acquired in the
Conn   s portfolio
       purchase that did not use the in-store payment options prior to the Conn's bankruptcy.
           Please tell us the possible impact on your financial statements at December 31, 2024 and March 31, 2025 if you determined that the 46.8%, or another percentage, of loans
       acquired in the Conn   s portfolio purchase did not meet the definition
of purchased
       financial assets with credit deterioration.
       Please contact Jee Yeon Ahn at 202-551-3673 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Todd Schiffman at 202-551-3491 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Erika Weinberg, Esq.